BULL & BEAR U.S. GOVERNMENT SECURITIES FUND

A Special Meeting of Shareholders ("Special Meeting") of Bull & Bear U.S. Government Securities Fund, a series of Bull & Bear Funds II, Inc. ("Prior Fund") was held on September 19, 1996 pursuant to notice given to all shareholders of record at the close of business on August 8, 1996. At the Special Meeting, shareholders approved a proposal to convert Prior Fund from a diversified series of a registered open-end management investment company to a registered closed-end management investment company with 374,572 shares voting in favor of the conversion, 89,682 shares voting against the conversion, and 29,886 shares abstaining.